Exhibit 99.1

Release

Frankfurt am Main	2 February 2012

Deutsche Bank reported net income of EUR 4.3 billion for the full year 2011

•	Fourth quarter net income of EUR 186 million

•	Income before income taxes (IBIT) was EUR 5.4 billion in 2011, after impairments of EUR 0.6 billion in the Corporate Investment division

•	CIB and PCAM IBIT at EUR 6.6 billion, after EUR 1.0 billion specific charges in CB&S and EUR 0.2 billion special net negative impacts in PBC

•	Record IBIT in classic banking businesses of EUR 3.7 billion

•	Record Group revenues of EUR 33 billion

•	Pre-tax return on average active equity of 10%

•	Basel 2.5 Core Tier 1 capital ratio of 9.5%; above EBA requirement ahead of time

•	Liquidity reserves of EUR 219 billion

•	Cash dividend recommendation of EUR 0.75 per share

Corporate & Investment Bank (CIB): Resilient 2011 performance despite difficult market conditions and low levels of industry wide activity

•	IBIT of EUR 4.0 billion after EUR 0.7 billion specific charges mainly related to litigation and a charge of EUR 0.3 billion relating to an impairment of a German VAT claim

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#1 Global Fixed Income market share, #1 US Fixed Income market share (source: Greenwich Associates), #1 Global Prime Brokerage (source: Global Custodian), #1 EMEA Corporate Finance fees (source: Dealogic)

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Sales & Trading revenues of EUR 11 billion reflect solid performance, despite lower client activity and high market volatility during the second half of the year, validating the success of our recalibrated model

•	Origination and Advisory impacted by lower market issuance levels

•	Global Transaction Banking (GTB) generated record full year revenues of EUR 3.6 billion and IBIT of EUR 1.1 billion driven by strong results across all businesses

Issued by Investor Relations of Deutsche Bank AG	Internet: http://www.deutsche-bank.com
Taunusanlage 12, 60325 Frankfurt am Main	http://www.deutsche-bank.com/ir
Phone +49 (0) 69 910 35395, Fax +49 (0) 69 910 38591	E-Mail: db.ir@db.com

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Private Clients and Asset Management (PCAM): Record full year IBIT of EUR 2.5 billion

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Private & Business Clients (PBC) record IBIT of EUR 1.8 billion. Revenues in PBC include a negative impact of EUR 0.5 billion related to impairments on Greek government bonds as well as a positive one-time impact of EUR 0.3 billion related to our stake in Hua Xia Bank, driven by the application of equity method accounting

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Asset and Wealth Management (AWM) IBIT of EUR 767 million, more than triple the previous year’s performance, reflecting the successful integration of Sal. Oppenheim and the benefits of efficiency measures

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today reported preliminary unaudited figures for the fourth quarter and the full year 2011. For the year 2011, net income was EUR 4.3 billion versus EUR 2.3 billion in 2010. Diluted earnings per share were EUR 4.30 compared with EUR 2.92 for the year ended December 31, 2010. Per the group’s target definition, which excludes significant gains and charges, pre-tax return on average active equity was 9.8% in 2011 compared to 14.7% in 2010.

The Management Board and Supervisory Board will propose a cash dividend of EUR 0.75 per share for 2011 at the annual general meeting.

Dr. Josef Ackermann, Chairman of the Management Board said:

“Once again, Deutsche Bank has proved its ability to deliver substantial earnings in challenging conditions. In 2011, our classic banking business produced record earnings, thus counterbalancing the impact of weak markets in investment banking. We also significantly strengthened our capital base, boosted our liquidity reserves and reinforced our funding position. All in all, we have built an excellent platform to continue on the successful path of recent years.”

Group Results of Operation

Net revenues for the quarter were EUR 6.9 billion, down 7% from the record fourth quarter revenues of EUR 7.4 billion in 2010.

In CIB, net revenues were down 26% in the fourth quarter 2011 to EUR 3.4 billion versus EUR 4.6 billion in the fourth quarter 2010. The fourth quarter 2011 featured continued market uncertainty and lack of investor risk appetite leading to subdued market activity. The European sovereign debt crisis had a particularly marked effect on activity levels in Europe, where Deutsche Bank has a substantial portion of its business.

PCAM net revenues were EUR 3.5 billion in the fourth quarter 2011, up 22% compared to revenues of EUR 2.8 billion in the fourth quarter 2010. The increase primarily reflects the full quarter revenue contribution from Postbank. In 2010 Postbank was only fully consolidated for the month of December. In the fourth quarter 2011 revenues were impacted by impairments of EUR 144 million on

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Greek government bonds and lower revenues from investment products in Asset Management and Private Wealth Management due to a more challenging market environment.

Net revenues for the full year 2011 were EUR 33.2 billion, up EUR 4.7 billion, or 16% versus the full year 2010. The increase is mainly a result of revenues from businesses acquired in 2010, namely Postbank and, to a lesser extent, Sal. Oppenheim and the commercial banking activities acquired from ABN AMRO in the Netherlands.

Provision for credit losses was EUR 540 million in the quarter, versus EUR 406 million in the fourth quarter 2010. The increase was mainly attributable to the full quarter inclusion of Postbank, which contributed EUR 178 million for the quarter. This number excludes releases from Postbank related loan loss allowances recorded prior to consolidation of EUR 91 million. The impact of such releases is reported as net interest income on the group level. Excluding Postbank, provisions for credit losses were up EUR 13 million versus the prior year quarter driven by an increase in provisions for IAS 39 reclassified assets being partially offset by improved performance in the Private & Business Clients Advisory Banking Germany and International credit portfolios.

Provision for credit losses was EUR 1.8 billion for the full year 2011 versus EUR 1.3 billion in 2010. The increase was mainly attributable to Postbank, which contributed EUR 761 million for the year. This number excludes releases from Postbank related loan loss allowances recorded prior to consolidation of EUR 402 million. Excluding Postbank, provisions were down EUR 139 million primarily reflecting improved performance in the Private & Business Clients Advisory Banking Germany and International.

Noninterest expenses were EUR 6.7 billion in the quarter, an increase of EUR 395 million, or 6%, compared to EUR 6.3 billion in the fourth quarter 2010. General and administrative expenses increased in the fourth quarter 2011 to EUR 3.7 billion versus EUR 3.1 billion in the fourth quarter 2010. Consolidation effects from acquisitions were responsible for approximately EUR 240 million of this increase. General and administrative expenses in the fourth quarter 2011 also reflected approximately EUR 380 million of litigation related expenses in CB&S, charges for the UK and German bank levies of EUR 154 million in C&A and an impairment charge related to the Cosmopolitan Resort of EUR 135 million in CI. These increases were partially offset by efficiency gains related to the Complexity Reduction Program. Compensation and benefits expenses of EUR 2.8 billion in the fourth quarter 2011 decreased by 9% compared to EUR 3.1 billion in the fourth quarter 2010. Lower performance related compensation expenses were partially offset by increases in salaries and benefits due to consolidation effects from acquisitions.

For the full year 2011, noninterest expenses were EUR 26.0 billion, an increase of EUR 2.7 billion, or 11%, versus EUR 23.3 billion for the full year 2010. EUR 2.9 billion, the entirety of the increase, were attributable to acquisitions, most notably the full year consolidation of Postbank and to a lesser extent the commercial banking operations of ABN AMRO in the Netherlands and Sal.

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Oppenheim. Excluding consolidation effects, noninterest expenses were slightly down. Lower performance related compensation expenses and efficiency gains from the Complexity Reduction Program and the CIB integration program as well as lower policyholder benefits and claims (mainly Abbey Life) were partly offset by higher specific charges in CB&S (EUR 655 million litigation related expenses and a specific charge of EUR 310 million relating to the impairment of a German VAT claim), increased costs from Corporate Investments and the first time consideration of the German and UK bank levies. The complexity reduction program successfully achieved incremental savings of approximately EUR 550 million which is well above the EUR 500 million incremental savings planned for 2011. Moreover the increased savings were achieved with a EUR 40 million under spend of the planned EUR 190 million cost-to-achieve.

Loss before income taxes was EUR 351 million in the fourth quarter 2011 compared to income before income taxes of EUR 707 million in the fourth quarter 2010. The result reflects the extreme market conditions due to the sovereign debt crisis and the subsequent slowdown in client activity, mainly impacting CB&S.

Income before income taxes was EUR 5.4 billion for the full year 2011, an increase of EUR 1.4 billion compared to the full year 2010. Each of our classic banking businesses increased pre-tax profit versus full year 2010.

Net income for the fourth quarter 2011 was EUR 186 million compared to a net income of EUR 605 million in the fourth quarter 2010. In the current quarter a tax benefit of EUR 537 million was recorded versus an income tax expense of EUR 102 million for the fourth quarter 2010. The tax benefit recorded in the current quarter primarily benefited from changes in the recognition and measurement of deferred taxes and a favorable geographic mix of income. The income tax expense in the fourth quarter 2010 mainly benefited from improved U.S. income tax positions.

Net income in the full year 2011 was EUR 4.3 billion versus EUR 2.3 billion in 2010. In 2011, income tax expense was EUR 1.1 billion, which led to an effective tax rate of 20% compared to an income tax expense of EUR 1.6 billion and an effective tax rate of 41% in 2010. The current year’s effective tax rate primarily benefited from changes in the recognition and measurement of deferred taxes, a favorable geographic mix of income and the partial tax exemption of net gains related to our stake in Hua Xia Bank. The prior year’s effective tax rate of 41% was impacted by a Postbank related charge of EUR 2.3 billion which did not result in a tax benefit.

Core Tier 1 capital ratio was 9.5% at the end of the fourth quarter and the Tier 1 capital ratio was 12.9% in each case applying the Basle 2.5 rules. During the fourth quarter, risk weighted assets increased by EUR 44 billion including a EUR 54 billion increase in relation to the implementation of the Basel 2.5 requirements. Other notable movements included a EUR 23 billion reduction in credit risk weighted assets and a EUR 14 billion increase in risk weighted assets from operational risk principally due to a new safety margin taken to cover unforeseen legal risks from the financial crisis. Core Tier 1 capital increased from EUR 34 billion to EUR 36 billion including a EUR 0.9 billion Basel 2.5 effect of

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lower capital deductions in relation to trading book securitization positions now reflected as risk weighted assets.

Total assets were EUR 2,164 billion at year end 2011 versus EUR 1,906 billion at year end 2010. On an adjusted basis, which reflects netting of derivatives and certain other balances, total assets were EUR 1,267 billion, a year over year increase of EUR 57 billion, predominately driven by increases in interest earning deposits with banks and foreign exchange effects. The leverage ratio, as per our target definition, improved to 21 from 23 at the end of 2010 driven by increased adjusted equity predominately from retained earnings.

Segment Results of Operations

Corporate & Investment Bank Group Division (CIB)

Corporate Banking & Securities Corporate Division (CB&S)

Current quarter performance was severely impacted by ongoing concerns around the European sovereign crisis and an overall uncertain macroeconomic environment. This resulted in significantly reduced client activity across the industry and a decline in volumes across many products.

Sales & Trading (debt and other products) net revenues were EUR 1.0 billion in the fourth quarter 2011, a decrease of EUR 569 million, or 35%, compared to the fourth quarter 2010. Credit revenues were significantly lower in both flow and client solutions, reflecting weakened credit markets, lower client volumes and reduced liquidity. RMBS and Commodities revenues were also significantly lower due to subdued levels of activity and a less favorable environment. Emerging Markets revenues were higher despite the difficult market environment and Money Markets revenues were significantly higher benefitting from volatile markets. Revenues in Foreign Exchange and Rates were in line with the prior year quarter reflecting strong client activity, with record client volumes for a fourth quarter in Foreign Exchange. During the quarter, Deutsche Bank won a number of International Financing Review (IFR) Awards, including Bond House of the Year.

For the full year 2011, Sales & Trading (debt and other products) net revenues were EUR 8.6 billion, a decrease of EUR 1.3 billion, or 14%, compared to the full year 2010 which included charges related to Ocala Funding LLC of EUR 360 million. Revenues in Credit were significantly lower than the prior year, predominantly in Flow Credit, reflecting weakened credit markets, lower client volumes across the industry, and reduced liquidity especially in the latter half of the year. However absolute performance in client solutions was strong reflecting demand for restructuring capabilities. Deutsche Bank was voted Credit Derivatives House of the Year by IFR and Risk magazines. Rates and Emerging Markets revenues were lower than the prior year primarily due to lower flow client volumes as a result of market uncertainty, although Deutsche Bank was ranked number one in Interest Rate Derivatives globally for the second consecutive year (source: Greenwich Associates) and was awarded Interest Rate Derivatives House of the Year by Risk magazine. RMBS revenues were significantly higher

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than the prior year as a result of a successful business realignment and the absence of prior year losses. Money Markets revenues were higher than the prior year, driven by strong client activity and volatile markets. Foreign Exchange revenues were very strong, with record annual client volumes offsetting lower margins and Deutsche Bank was ranked #1 by the Euromoney FX Survey by market share for the seventh consecutive year. Commodities delivered record annual revenues despite a challenging environment, reflecting successful strategic investment. Deutsche Bank was awarded Most Innovative Commodity House by The Banker magazine. During 2011, Deutsche Bank was also ranked number one in Global and U.S. Fixed Income for the second consecutive year (source: Greenwich Associates).

Sales & Trading (equity) generated net revenues of EUR 539 million in the fourth quarter 2011, a decrease of EUR 333 million, or 38%, compared to the fourth quarter 2010, reflecting more challenging market conditions and lower levels of client activity. Cash Trading revenues were lower than 2010 due to the deterioration in sentiment in equity markets particularly in Europe, although market share increased in the U.S. (source Bloomberg). Equity Derivatives revenues were significantly lower reflecting reduced client activity and volatile market conditions while Prime Finance revenues were lower reflecting reduced levels of client leverage.

For the full year, Sales & Trading (equity) generated revenues of EUR 2.4 billion, a decrease of EUR 686 million, or 22%, compared to 2010. This development reflects a more difficult market environment, with higher volatility and declining markets impacting client sentiment and activity, especially in Europe, which accounts for a high proportion of our business. Cash Trading revenues were lower than 2010 due to the impact of the deterioration in equity markets during 2011 and lower client activity in Europe. Deutsche Bank increased its cash equities market share in the U.S.. according to Greenwich Associates, which is a result of strategic investments, and was ranked number one in European Research (source: Institutional Investor). Equity Derivatives revenues were lower as a result of a more challenging environment and lower client activity, although record revenues were achieved in the U.S. Prime Finance revenues were slightly lower reflecting reduced levels of client leverage, partially offset by our strong market position. During 2011, Deutsche Bank was ranked #1 Global Prime Broker (source: Global Custodian) for the fourth consecutive year.

Origination and Advisory generated revenues of EUR 430 million in the fourth quarter 2011, a decrease of EUR 380 million, or 47%, compared to the fourth quarter 2010. Advisory revenues were EUR 172 million, a decrease of EUR 9 million, or 5%, compared to the prior year quarter. Debt Origination revenues of EUR 191 million, and Equity Origination revenues of EUR 67 million were significantly lower than the fourth quarter 2010, down 35% and 80% respectively, reflecting considerably reduced levels of market issuance.

For the full year, Origination and Advisory generated revenues of EUR 2.2 billion in 2011, a decrease of EUR 244 million, or 10%, compared to full year 2010. Deutsche Bank ended the year ranked #6 globally according to Dealogic, very close to the number five ranked firm, and ranked the clear number one in EMEA

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for a second consecutive year. Deutsche Bank was also ranked number four in Asia, up from number six in the prior year. Advisory revenues were EUR 621 million, an increase of EUR 48 million, or 8%, compared to 2010, and Deutsche Bank was ranked #2 in EMEA and #4 in crossborder M&A. Debt Origination revenues were EUR 1.1 billion, a decrease of EUR 144 million, or 12%, compared to 2010. Deutsche Bank was ranked #3 in High Yield and #2 in the All International Bonds league table (source: Thomson Reuters). Equity Origination revenues were EUR 559 million, a decrease of EUR 147 million, or 21%, compared to 2010. Deutsche Bank was ranked #1 in EMEA. All ranks sourced from Dealogic unless stated.

Loan products revenues were EUR 344 million in the fourth quarter 2011, an increase of EUR 61 million, or 22%, on the prior year quarter. For the full year, revenues were EUR 1.5 billion in 2011, a decrease of EUR 78 million, or 5%, from last year. The decrease was mainly driven by the transfer of a single loan exposure to Corporate Investments at the beginning of 2011.

Net revenues from Other products were EUR 106 million in the fourth quarter 2011, a decrease of EUR 29 million from the prior year quarter. For the full year, revenues were EUR 138 million in 2011, compared to EUR 449 million in 2010. The decrease was mainly driven by lower mark-to-market gains on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses.

In provision for credit losses CB&S recorded a net charge of EUR 145 million in the fourth quarter 2011, compared to a net charge of EUR 89 million in the prior year quarter. For the full year, CB&S recorded a net charge of EUR 304 million in 2011, compared to a net charge of EUR 375 million in 2010.

Noninterest expenses were EUR 2.7 billion in the fourth quarter 2011, a decrease of EUR 284 million, or 9%, compared to the fourth quarter 2010. This decrease was primarily driven by lower performance related compensation expenses and the non-recurrence of integration related severance expenses included in the prior year quarter, partly offset by specific charges of approximately EUR 380 million, mainly related to litigation. For the full year, noninterest expenses were EUR 11.7 billion in 2011, a decrease of EUR 472 million compared to 2010. This decrease was primarily driven by lower performance related compensation expenses, efficiency savings and the impact of the aforementioned effects from Abbey Life, partly offset by EUR 655 million of specific charges, mainly related to litigation and a specific charge of EUR 310 million relating to the impairment of a German VAT claim.

Loss before income taxes in CB&S was EUR 422 million in the fourth quarter 2011, compared to a profit of EUR 603 million in the prior year quarter. For the full year, income before income taxes was EUR 2.9 billion in 2011, compared to EUR 5.0 billion in the prior year.

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Global Transaction Banking Corporate Division (GTB)

In the fourth quarter 2011, GTB generated net revenues of EUR 929 million, an increase of EUR 62 million, or 7%, compared to the fourth quarter 2010. Most businesses generated higher revenues than in the prior year quarter. Cash Management improved fee income predominantly on the back of increased payment volumes and FX transactions. Trade Finance generated stronger net interest revenues from substantial growth in financing products.

For the full year, GTB’s net revenues were a record EUR 3.6 billion, an increase of 7%, or EUR 229 million, compared to 2010 which included EUR 216 million related to negative goodwill from the acquisition of the commercial banking activities in the Netherlands. This increase was driven by a record performance across all businesses with growth in fee and interest income. Trust & Securities Services profited from improved market conditions in the custody and depositary receipt business. Trade Finance further capitalized on high demand for international trade products and financing. In Cash Management, revenues increased on the basis of higher fees from strong payment volumes as well as higher net interest income mainly driven by slightly improved interest rate levels in Asia and the euro area compared to the prior year period.

GTB’s provision for credit losses was EUR 64 million in the fourth quarter 2011, an increase of EUR 10 million compared to the prior year quarter, reflecting specific Trade Finance related items in Europe. For the full year, provision for credit losses was EUR 158 million. The net increase of EUR 45 million versus 2010 was mainly related to the commercial banking activities acquired in the Netherlands.

Noninterest expenses were EUR 581 million in the fourth quarter 2011, down EUR 115 million, or 17%, compared to the fourth quarter 2010. The decrease was mainly driven by the non-recurrence of significant severance charges of EUR 130 million in the prior year quarter which related to specific measures associated with the realignment of infrastructure areas and sales units. This was partially offset by higher expenses related to the amortization of an upfront premium paid for credit protection received in the aforementioned acquisition in the fourth quarter 2011.

For the full year, GTB’s noninterest expenses were EUR 2.3 billion, a slight increase compared to 2010. The increase was driven by the aforementioned acquisition in the second quarter 2010 including amortization costs for the credit protection and higher insurance related expenses. These factors were partially offset by the non-recurrence of the aforementioned severance charges. The prior year included the impact of an impairment of intangible assets.

Income before income taxes was EUR 284 million for the quarter, an increase of EUR 167 million, or 144%, compared to the prior year quarter. For the full year, income before income taxes was EUR 1.1 billion, an increase of EUR 158 million, or 16%, compared to EUR 965 million for 2010.

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Private Clients and Asset Management Group Division (PCAM)

Asset and Wealth Management Corporate Division (AWM)

AWM recorded net revenues of EUR 909 million in the fourth quarter 2011, down EUR 101 million, or 10%, compared to the fourth quarter last year. Revenues in Private Wealth Management (PWM) decreased by EUR 95 million, primarily driven by non-recurring items in the fourth quarter 2010 related to Sal. Oppenheim. Furthermore, negative market conditions and low client activities resulted in lower revenues across the businesses mostly impacting discretionary portfolio management / fund management and advisory / brokerage products. In Asset Management (AM), net revenues declined by EUR 6 million compared to the fourth quarter 2010. Revenues from discretionary portfolio management/fund management were down by EUR 58 million due to lower asset based fees and performance fees resulting from negative market conditions and flows. This decrease was partly offset by EUR 52 million higher revenues in AM’s other products, primarily due to gains on sales of RREEF investments.

For the full year 2011, net revenues in AWM were EUR 3.8 billion, up EUR 88 million, or 2%, versus 2010. In PWM, revenues increased by EUR 51 million. Revenues from other products were EUR 244 million in 2011 compared to EUR 179 million in the previous year. This increase mainly resulted from effects related to the wind-down of various non-core businesses in Sal. Oppenheim in 2010. Revenues from deposits and payment services were up EUR 19 million versus 2010, mainly due to higher deposit volumes driven by dedicated product initiatives. Discretionary portfolio management/fund management revenues decreased by EUR 28 million driven by reduced asset based fees and lower performance fees resulting from negative market conditions in the second half of 2011. PWM’s revenues from advisory/brokerage and from credit products were essentially unchanged versus the previous year. In AM, revenues increased by EUR 37 million, primarily driven by EUR 83 million gains on sales in 2011, mainly related to RREEF investments reported in revenues from other products. Partly offsetting were lower revenues from discretionary portfolio management/fund management driven by weak market conditions and flows.

Provision for credit losses was EUR 11 million in the fourth quarter 2011, essentially in line with the same quarter last year. For the full year, provision for credit losses was EUR 55 million, up EUR 16 million compared to 2010, primarily attributable to Sal. Oppenheim.

Noninterest expenses were EUR 733 million in the fourth quarter 2011, down EUR 204 million, or 22%, compared to the fourth quarter 2010. In PWM, noninterest expenses decreased by EUR 164 million, mainly driven by the non-recurrence of integration costs related to Sal. Oppenheim in the fourth quarter 2010. AM’s noninterest expenses declined by EUR 40 million, driven by measures to improve platform efficiency.

For the full year 2011, noninterest expenses were EUR 2.9 billion, a decrease of EUR 485 million, or 14%, compared to 2010. In PWM, noninterest expenses

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decreased by EUR 344 million, mainly driven by benefits in 2011 resulting from the successful integration of Sal. Oppenheim. In AM, non-interest expenses declined by EUR 141 million mainly reflecting the impact of measures to improve platform efficiency.

AWM recorded in the fourth quarter 2011 income before income taxes of EUR 165 million, compared to EUR 59 million in the fourth quarter 2010. The increase included EUR 71 million in PWM and EUR 35 million in AM.

For the full year 2011, AWM recorded income before income taxes of EUR 767 million versus EUR 210 million in 2010. The increase included EUR 378 million in PWM and EUR 179 million in AM.

Invested Assets in AWM were EUR 813 billion as of 31 December 2011, up EUR 33 billion compared to September 30, 2011. During the fourth quarter 2011, invested assets in PWM increased by EUR 5 billion, mainly driven by foreign currency movements in the fourth quarter 2011, partly offset by net outflows of EUR 3 billion resulting from certain customer relationships. In AM, invested assets were up EUR 28 billion, including net inflows of EUR 8 billion, mainly in the cash business. The increase also reflected EUR 10 billion from foreign currency movements and EUR 9 billion from market appreciation.

From a full year perspective, AWM’s invested assets decreased by EUR 13 billion, thereof EUR 7 billion in PWM and EUR 6 billion in AM. The decline in PWM included an impact of EUR 13 billion due to market depreciation, partly offset by EUR 4 billion net new assets, mainly in Asia and Germany. The decrease in AM included EUR 13 billion net outflows. Outflows in the cash and equity business, reflecting investor uncertainty, were partly offset by inflows in higher margin products. Partly compensating the overall net outflows in AM were EUR 7 billion due to foreign currency movements.

Private & Business Clients Corporate Division (PBC)

Net revenues in the fourth quarter 2011 were EUR 2.6 billion, up EUR 731 million, or 40%, compared to the fourth quarter 2010. The improvement was attributable to revenues from other products which increased EUR 767 million compared to the fourth quarter 2010. This increase was mainly driven by the consolidation of Postbank, which began on December 3, 2010 and contributed EUR 720 million to the improvement in revenues, after impairments of EUR 135 million on Greek government bonds in the fourth quarter 2011. The remaining increase in revenues from other products in PBC mostly related to our equity method investment in Hua Xia Bank. PBC’s revenues from advisory / brokerage revenues were down by EUR 25 million, or 11%, compared to the fourth quarter 2010 primarily in Advisory Banking Germany. Revenues from discretionary portfolio management/fund management decreased by EUR 25 million, or 34%. Revenues in both product categories were affected by the difficult market conditions in the fourth quarter 2011. Revenues from deposits and payment services were EUR 513 million, essentially unchanged compared to the fourth quarter 2010. Negative effects from lower margins were offset by the positive impact of higher volumes. Credit product revenues increased by EUR 15 million, compared to the fourth quarter 2010,

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driven by higher commercial and consumer loan revenues in Advisory Banking International as well as higher revenues from mortgages in Germany.

For the full year 2011, net revenues were EUR 10.6 billion, up EUR 4.5 billion, or 73%, versus 2010. This development was mainly attributable to the aforementioned consolidation of Postbank, which contributed EUR 4.2 billion. PBC’s revenues in 2011 were impacted by EUR 527 million impairments on Greek government bonds, of which EUR 465 million were in Postbank and EUR 62 million were in Advisory Banking Germany. The remaining increase in PBC’s revenues included a one-time positive impact of EUR 263 million related to our stake in Hua Xia Bank, driven by the application of equity method accounting upon receiving all substantive regulatory approvals to increase our stake, and higher deposit and payment revenues of EUR 124 million resulting from increased deposit volumes.

Provision for credit losses was EUR 311 million in the fourth quarter 2011, of which EUR 178 million related to Postbank. This number excludes releases from Postbank related loan loss allowance recorded prior to consolidation of EUR 91 million. The impact of such releases is reported as net interest income. Excluding Postbank, provisions for credit losses were EUR 133 million, down EUR 51 million compared to the same quarter last year. This decrease was driven by lower provisions of EUR 31 million in Advisory Banking Germany, mainly in the consumer finance and mortgages business, and of EUR 20 million in Advisory Banking International.

For the full year 2011, provision for credit losses was EUR 1.3 billion, of which EUR 761 million related to Postbank. This number excludes aforementioned releases of EUR 402 million for the full year. Excluding Postbank, provisions for credit losses were EUR 548 million, down EUR 142 million compared to 2010. The decrease was driven by both Advisory Banking Germany and Advisory Banking International, mainly Poland.

Noninterest expenses were EUR 2.0 billion in the fourth quarter 2011, an increase of EUR 629 million, or 46%, compared to the fourth quarter 2010. The increase included EUR 553 million related to the consolidation of Postbank. Excluding Postbank and costs related to Postbank integration reflected in Advisory Banking Germany, noninterest expenses were up EUR 46 million, or 4%, including a provision taken for a credit card joint venture with Hua Xia Bank.

For the full year, noninterest expenses were EUR 7.3 billion, an increase of EUR 2.8 billion, or 63%, compared to 2010. The increase was predominantly driven by the aforementioned consolidation of Postbank. Excluding the Postbank related increase, noninterest expenses were down by EUR 64 million, mainly resulting from measures to reduce complexity and to improve platform efficiency.

Income before income taxes was EUR 227 million in the fourth quarter, an increase of EUR 5 million compared to the fourth quarter 2010. The contribution of Consumer Banking Germany to income before income taxes was EUR 90 million in the fourth quarter 2011, after a negative impact of EUR 108 million related to Greek government bonds (impairment charge of EUR 135 million, net of

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noncontrolling interests at segment level of EUR 26 million). Income before income taxes in Consumer Banking Germany was EUR 72 million in the fourth quarter 2010. Advisory Banking Germany contributed EUR 85 million (compared to EUR 140 million in the fourth quarter 2010) and Advisory Banking International contributed EUR 51 million (compared to EUR 11 million in the fourth quarter 2010), respectively.

For the full year 2011, income before income taxes was EUR 1.8 billion, an increase of EUR 892 million compared to 2010. Consumer Banking Germany contributed EUR 643 million to income before income taxes in 2011, after a negative impact of EUR 373 million related to Greek government bonds (the aforementioned impairment charge of EUR 465 million, net of noncontrolling interests at segment level of EUR 92 million), and EUR 72 million in 2010. Advisory Banking Germany contributed EUR 572 million and EUR 663 million to income before income taxes in 2011 and 2010, respectively. Income before income taxes in Advisory Banking International was EUR 567 million in 2011 and EUR 155 million in 2010.

Invested assets were EUR 304 billion as of December 31, 2011, essentially unchanged compared to September 30, 2011, with EUR 2 billion net outflows, primarily in deposits, and EUR 3 billion due to market appreciation offsetting each other. For the full year 2011, invested assets remained virtually unchanged. This was mainly driven by EUR 9 billion due to market depreciation, partly offset by EUR 8 billion net inflows, mainly in deposits.

PBC’s total number of clients was 28.6 million, of which 14.1 million related to Postbank.

Corporate Investments Group Division (CI)

Net revenues in the fourth quarter 2011 were negative EUR 193 million, after an impairment charge of EUR 407 million related to our interest in the generic pharmaceutical group Actavis. Net revenues also included revenues from our consolidated investments in BHF-BANK, Maher Terminals and The Cosmopolitan of Las Vegas and from our interest in Actavis. In the comparison period 2010, net revenues were negative EUR 40 million.

For the full year, net revenues were EUR 394 million. Recurring revenues from our aforementioned positions were partly offset by impairment charges of EUR 457 million related to Actavis (of which EUR 50 million were recorded in the first nine months of 2011). In the full year 2010, CI’s revenues of negative EUR 1.8 billion mainly included a Postbank related charge of EUR 2.3 billion.

Noninterest expenses were EUR 520 million in the fourth quarter 2011 versus EUR 343 million in the fourth quarter 2010. The increase compared to the prior year quarter mainly related to The Cosmopolitan of Las Vegas, for which an impairment charge of EUR 135 million on the property was recorded in the fourth quarter 2011. Also contributing to the increase was our investment in BHF-BANK, including special items of EUR 97 million.

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For the full year, noninterest expenses were EUR 1.5 billion versus EUR 967 million in the prior year. The increase was essentially due to The Cosmopolitan of Las Vegas and was mainly related to the start of its operations at the end of 2010 and to a lesser extent to the aforementioned impairment charge on the property.

CI recorded a loss before income taxes of EUR 722 million in the fourth quarter 2011, compared to a loss before income taxes of EUR 390 million in the same period 2010.

For the full year 2011, loss before income taxes amounted to EUR 1.1 billion compared to a loss before income taxes of EUR 2.8 billion in the prior year.

Consolidation & Adjustments (C&A)

Income before income taxes in C&A was EUR 117 million in the fourth quarter 2011 compared to EUR 98 million in the fourth quarter 2010. Results in the current quarter included positive effects from different accounting methods used for management reporting and IFRS, driven by movements of Euro and U.S. dollar short-term interest-rates, and from a reversal of interest accruals related to income tax liabilities and provisions. In the fourth quarter 2011 these positive effects were partly offset by charges for bank levies of EUR 154 million, which in this quarter were mainly related to the UK.

For the full year 2011, loss before income taxes was EUR 77 million, compared to a loss of EUR 363 million in the prior year. The loss in 2011 included net positive effects from different accounting methods used for management reporting and IFRS, whereas these effects were negative in the prior year. In addition, 2011 included charges for bank levies of EUR 247 million, primarily related to Germany and the UK. These were nearly offset by noncontrolling interests, which are deducted from income before income taxes of the divisions and reversed in C&A.

These figures are preliminary and unaudited. The Annual Report 2011 and Form 20-F will be published on 20 March 2012. For further details regarding the results, please refer to the 4Q2011 Financial Data Supplement which is available under http://deutsche-bank.com/ir/financial-supplements

For further information, please contact:

Press and Media Relations	Investor Relations

+49 69 910 43800 (Frankfurt)	+49 69 910 35395 (Frankfurt)
db.presse@db.com	+1 212 250 1540 (New York)
db.ir@db.com

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An Analyst Call to discuss the 2011 financial results will take place today:

Date:	Thursday, 2 February 2012

Time:	14.00 CET

Speakers:	Dr. Josef Ackermann, Chairman of the Management Board Stefan Krause, Chief Financial Officer Joachim Müller, Head of Investor Relations

The conference call will be transmitted through the following channels:

Phone:	Germany: U.K.: U.S.:	+49 69 566 036 000 +44 203 059 8128 +1 631 302 6546

Please dial in 10 minutes prior to the start of the call.

Webcast: (listen only)	http://www.deutsche-bank.com/ir/video-audio - live and replay -

Slides:	http://www.deutsche-bank.com/ir/presentations

For your reference please note that Deutsche Bank will host a press conference on its fourth quarter and full year 2011 results on the same day at 10:00 CET.

The press conference will be webcast with a simultaneous English interpretation, via our Media website:

http://www.deutsche-bank.de/en/content/company/apc_2012.htm

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 15 March 2011 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

This release also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS refer to the 4Q2011 Financial Data Supplement, which is available at www.deutsche-bank.com/ir.

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